Exhibit 99.4

Todos Medical Expands on Coronavirus (COVID-19) Distribution Agreement with Shanghai Liangrun Subsidiary Gibraltar

●	Todos expands rights to include Asian countries and to include PCR test kits
●	Corona Diagnostics JV with Emerald Organic responsible for commercialization
●	Dr. Joseph Wee, CEO of Todos Singapore, will lead Asian commercialization effort

REHOVOT, Israel and New York, NY, March 30, 2020 (GLOBE NEWSWIRE) — via NEWMEDIAWIRE — Todos Medical Ltd. (TOMDF), a pre-commercial stage in-vitro-diagnostics company focused on the development of blood tests for the early detection of cancer and neurodegenerative disorders, today announced that it has expanded its exclusive distribution agreement (the “Distribution Agreement”) with Gibraltar Brothers & Associates, LLC, a US-based subsidiary of Shanghai Liangrun Biomedicine Technology Co., to include polymerase chain reaction (PCR) testing kits in addition to colloidal gold IgM/IgG immunochromatography antibody test (“Colloidal Gold”). Todos will be commercializing the PCR kits Colloidal Gold through Corona Diagnostics, LLC, its COVID-19 focused joint venture with Emerald Organic Products, Inc. (EMOR).

Additionally, the jurisdictions to which Todos was granted exclusive rights by Gibraltar was expanded beyond the United States and Israel, and now also includes Singapore, Malaysia, Indonesia, Thailand, Myanmar, Vietnam, Philippines, Cambodia/Laos, Hong Kong, Japan, South Korea, Taiwan, India, United Kingdom, Sweden, Italy, India, Gulf States, Dubai and UAE. Dr. Joseph Wee, CEO of Todos’ subsidiary Todos Medical Singapore Pte Ltd., will be responsible for the commercialization effort in Asia.

“I am very pleased to lead the effort to bring point-of-care and additional PCR antibody testing to the Asian market,” said Dr. Joseph Wee, CEO of Todos Medical Singapore Ltd. “Adding this important assay to the standard paradigm for screening and diagnosis for COVID-19 will help us triage patients at point-of-care, identify those patients who have previously been infected by COVID, and more easily monitor the natural course of the disease in general.”

COLLOIDAL GOLD NOVEL CORONAVIRUS (COVID-19) TEST KIT VIDEO INSTRUCTIONS

VIDEO LINK: https://www.youtube.com/watch?v=bqkqUkZljFs&feature=youtu.be

A point of care test kit uses a drop of blood from a finger prick to test for antibodies to COVID-19. The test kit contains a detection kit, the lancet, the disinfectant wipe, micropipette, cotton ball, and the reagent. The kit comes in a sealed plastic bag and also contains instructions. The only thing not included is the timer. This is a rapid test that takes between 2 to 10 minutes versus the nasal swab currently in widespread use that takes up to 72 hours or more for results.

About Novel Coronavirus (COVID-19)

Coronaviruses are a family of viruses that can lead to respiratory illness, including Middle East Respiratory Syndrome (MERS-CoV) and Severe Acute Respiratory Syndrome (SARS-CoV). Coronaviruses can be transmitted between animals and people and evolve into strains not previously identified in humans. On January 7, 2020, a novel coronavirus (SARS-CoV-2) was identified as the cause of pneumonia cases in Wuhan, Hubei Province of China, and additional cases have been found in a growing number of countries. COVID-19 is the disease caused SARS-CoV-2.

About Todos Medical Ltd.

Headquartered in Rehovot, Israel, Todos Medical Ltd. (TOMDF) engineers life-saving diagnostic solutions for the early detection of a variety of cancers. The company's state-of-the-art and patented Todos Biochemical Infrared Analyses (TBIA) is a proprietary cancer-screening technology using peripheral blood analysis which deploys deep examination into cancer's influence on the immune system, looking for biochemical changes in blood mononuclear cells and plasma. Todos' two internally-developed cancer-screening tests, TM-B1 and TM-B2, have received a CE mark in Europe, and are currently in the middle of a pre-commercial study with its distribution partner Orot+ (a division of Luces-Orot). Todos recently entered into an exclusive option agreement to acquire US-based medical diagnostics company Provista Diagnostics, Inc. to gain rights to its Alpharetta, Georgia-based CLIA/CAP certified lab and Provista's proprietary commercial-stage Videssa® breast cancer blood test. The transaction is expected to close in the 2nd quarter of 2020.

Through Breakthrough Diagnostics, Inc., its joint venture with Amarantus Bioscience Holdings, Inc. (AMBS), Todos is also actively involved with the development of blood tests for the early detection of neurodegenerative disorders, such as Alzheimer's disease. Todos expected to complete the remaining unowned interest in Breakthrough in the 2nd quarter of 2020.

Todos recently entered into distribution agreements with China-based companies to distribute certain novel coronavirus (COVID-19) test kits. The company entered into distribution agreements covering the U.S. and Israel with Gibraltar Brothers & Associates, LLC, a U.S.-based subsidiary of Shanghai Liangrun Biomedicine Technology Co. ("Shanghai"), for its proprietary colloidal gold immunochromatography ("Colloidal Gold") point-of-care IgM/IgM-based antibody test kits that has received a CE Mark, and with 3DMedicine Science & Technology Co (3DMed), a China-based cancer precision medicine company, for distribution in the U.S. and Israel of its ANDiS® SARS-CoV-2 Detection Kit (COVID), ANDiS® SARS-CoV-2 & Influenza A/B Detection Kit (COVID/Flu) and its proprietary ANDiS®350 3DMed Automated Solution countertop real-time PCR machine (3D Machine) that has received a CE Mark and recently submitted for Emergency Use Authorization with the US FDA. Todos has formed a joint venture with Emerald Organic Products, Inc. to support the commercialization of its COVID-19 test kits.

For more information, please visit https://www.todosmedical.com/

About Emerald Organic Products, Inc.

Based in New York, Emerald Organic Products, Inc. (EMOR), is a diversified health sciences company focused on providing consumers with one of the most robust health and wellness offerings available today. Through its subsidiaries, Emerald is dedicated to both bringing to market, and improving access to, holistic and FDA-regulated products and services. These include high-quality dietary supplements from its flagship brand, Pura VidaTM, as well as a forward-looking hospitality and healthcare program known as EmeraldShieldTM, which will provide healthcare professionals with a full suite of solutions to transform healthcare through the lenses of convenience and mobility. In Q4 2019, Emerald Organic Products established Emerald Organic Life Sciences, LLC. to develop biopharmaceutical assets licensed from Amarantus Bioscience Holdings, Inc. (AMBS). For more information, please visit https://www.emerald-organic.com/.

Forward-looking Statements

Certain statements contained in this press release may constitute forward-looking statements. For example, forward-looking statements are used when discussing our expected clinical development programs and clinical trials. These forward-looking statements are based only on current expectations of management, and are subject to significant risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements, including the risks and uncertainties related to the progress, timing, cost, and results of clinical trials and product development programs; difficulties or delays in obtaining regulatory approval or patent protection for product candidates; competition from other biotechnology companies; and our ability to obtain additional funding required to conduct our research, development and commercialization activities. In addition, the following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: changes in technology and market requirements; delays or obstacles in launching our clinical trials; changes in legislation; inability to timely develop and introduce new technologies, products and applications; lack of validation of our technology as we progress further and lack of acceptance of our methods by the scientific community; inability to retain or attract key employees whose knowledge is essential to the development of our products; unforeseen scientific difficulties that may develop with our process; greater cost of final product than anticipated; loss of market share and pressure on pricing resulting from competition; and laboratory results that do not translate to equally good results in real settings, all of which could cause the actual results or performance to differ materially from those contemplated in such forward-looking statements. Except as otherwise required by law, Todos Medical does not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. For a more detailed description of the risks and uncertainties affecting Todos Medical, please refer to its reports filed from time to time with the U.S. Securities and Exchange Commission.

Investor and Corporate Contact:

Kim Sutton Golodetz

LHA Investor Relations

Senior Vice President

(212) 838-3777

kgolodetz@lhai.com

Corporate Contact

Daniel Hirsch

Todos Medical

Investor Relations

Email: Dan.h@todosmedical.com

Phone: (347) 699-0029